UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 001-16129

A. Full title of the plan and the address of the plan:

TRS 401(k) Retirement Plan
6700 Las Colinas Boulevard
Irving, Texas 75039
Attention: Plan Administrative Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
6700 Las Colinas Boulevard
Irving, Texas 75039

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedules, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006

TRS 401(k) Retirement Plan

By: [signature]

H. Steven Gilbert
Chairman, Plan Administrative Committee

Audited Financial Statements and Supplemental Schedules

TRS 401(k) Retirement Plan

As of December 31, 2005 and 2004 and for the year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

TRS 401(k) Retirement Plan

Index to Audited Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
TRS 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TRS 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2005, and schedule of assets (held at end of year) as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas
June 28, 2006

TRS 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2005	2004
Assets		
Investments:		
Investments in Master Trust Accounts	**$ 17,470,575**	$ 18,427,769
Mutual Fund Window	**1,503,550**	790,485
Short-Term Investment Fund	**140,570**	68,054
Loans to participants	**202,898**	221,371
Total investments	**19,317,593**	19,507,679
Receivables:		
Contributions receivable	**53,658**	32,441
Interest and dividends receivable	**-**	398
Asset transfer from other Fluor plans	**-**	29,237
Total receivables	**53,658**	62,076
Total assets	**19,371,251**	19,569,755
Liabilities		
Accrued expenses	**2,722**	2,493
Total liabilities	**2,722**	2,493
Net assets available for benefits	**$ 19,368,529**	$ 19,567,262

See accompanying notes.

TRS 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions (deductions) in net assets:	
Contributions:	
Participants	**$ 2,230,640**
Company	**50,026**
Rollover	**89,284**
Total contributions	**2,369,950**
Net investment income:	
Share in net investment income of Master Trust Accounts	**1,389,176**
Interest and dividends	**32,907**
Net appreciation of Mutual Fund Window	**85,595**
Net investment income	**1,507,678**
Benefits, terminations, and withdrawals	**(2,692,402)**
Administrative expenses	**(112,597)**
Asset transfers to other Fluor plans, net	**(1,271,362)**
Decrease in net assets available for benefits	**(198,733)**
Net assets available for benefits:	
Beginning of year	**19,567,262**
End of year	**$ 19,368,529**

See accompanying notes.

1. Description of the Plan

The TRS 401(k) Retirement Plan (the Plan) was established on September 1, 1991, by Total Recruiting Services, Inc., currently TRS Staffing Solutions Inc. (TRS or the Company), as a contributory defined contribution plan. TRS is a wholly-owned subsidiary of Fluor Enterprises, Inc., which is a wholly owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is managed by Fluor's Global Benefits, Benefits Administrative, and Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design, funding strategies, and other corporate oversight functions. The Benefits Administrative Committee was established August 1, 2005 and interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees or their designees.

Eligibility, Contributions, and Vesting

Prior to July 1, 2000, employees were eligible to participate in the Plan after six months of service with the Company. Effective July 1, 2000, employees are eligible to participate following the completion of one hour of service with the Company or one of its subsidiaries. If a terminated employee is reemployed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1 percent to 20 percent of their compensation, as defined. However, the maximum monthly contribution percentage may be decreased for highly compensated employees.

1. Description of the Plan (continued)

Eligibility, Contributions, and Vesting (continued)

Participants may change their contribution percentages; such contribution percentage changes become effective as of the first payroll period following receipt of the change request by the record keeper.

All eligible salaried employees who have completed one or more years of service with the Company or any subsidiary receive an annual Company contribution at a rate determined annually by the Company. There is no guaranteed minimum for Company contributions. Company contributions are designated to participant selected funds. For the year ended December 31, 2005, the Company matched salaried participant contributions up to a maximum of 4 percent of eligible compensation for eligible participants.

Participants are fully vested at all times in all contributions and earnings thereon.

Benefits, Terminations, and Withdrawals

Upon retirement, as defined, death, total and permanent disability prior to retirement, or upon reaching age 59 1/2, participants may elect to receive a distribution of all or a part of the balance in their accounts in a lump sum. Participants in the Fluor Common Stock Fund may request Fluor common stock shares. The value of the common stock to be distributed shall be determined by reference to its value in the Fluor Common Stock Fund as of the valuation date coinciding with or following the next date on which such participant retires.

Participants who terminate employment with the Company prior to reaching normal retirement age may withdraw all or a part of their account balance at any time. Plan participants whose interest in the Plan is in excess of $1,000, and who terminate employment with TRS, may leave the balance in their account invested in the Plan until age 70 1/2.

Participant Loans

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans. Participants are only allowed one outstanding loan.

1. Description of the Plan (continued)

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 9, 2003, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Benefits Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Investments

The Plan's investments, except for participant loans, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with The Northern Trust Company (the Trustee). The Plan's commingled investments are held by the Trustee in the Master Trust Accounts. See Note 3 for a description of the investments held in the Master Trust Accounts. Commingled investments, which may include cash for pending transactions, are held in trust by the Trustee and consist of the following: Master Trust Accounts; the Mutual Fund Window, which is a system mechanism to access various selected mutual funds; and the Trustee's Short-Term Investment Fund, which is an interest-bearing cash clearing account for all Plan-related transactions.

An individual account is maintained for each participant in each designated fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can transfer a portion or all of the balance in their accounts into the Fluor Common Stock Fund only once per calendar month. If no funds are selected, then the contributions are designated to the Money Market Fund and may be subsequently allocated to other funds at the discretion of the participant.

Other Provisions

Participants may contribute distributions into the Plan which were received from previous employers' qualified retirement plans (rollover contribution).

1. Description of the Plan (continued)

Other Provisions (continued)

If a participant transfers to or from another wholly owned subsidiary of Fluor that does not participate in the Plan, the participant's entire account balance may be transferred to or from any other Fluor-sponsored plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

2. Summary of Significant Accounting Policies

Reclassifications

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value or estimated fair value as follows:

> Investments in marketable securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year. Securities not traded on the last business day were valued at the last reported bid price. Guaranteed investment contracts were valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds. Investments in limited partnerships are stated at estimated fair values as determined in good faith by the general partner. Investments in mortgage notes and certain interest-bearing securities are carried at estimated values based on current market interest rates and estimated cash flows.
>
> Participant loans are valued at unpaid principal balances. Short-term investments are valued at cost which approximates fair value.

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the "Share in net investment income of Master Trust Accounts" in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities." The Master Trust may invest in fixed income and cash and cash equivalent futures; fixed income, cash and cash equivalent, and other options; foreign exchange forward contracts; swaps; mortgage derivatives; and structured notes.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of fair values of the Plan's investment in each Master Trust Account to the total fair value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan's concentrations of credit risk are dictated by the Plan's provisions, as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2005 and 2004.

Estimated fair values of investments in limited partnerships and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed because of the inherent uncertainty of valuation in the absence of readily ascertainable fair values.

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, Plan participants and accrues the related employer matching contribution, if any. Contributions are funded following the payroll pay date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Accounts

Assets

The fair value of the commingled investments of all participating Plans in the Master Trust Accounts at December 31, 2005 and 2004, is summarized as follows:

(In thousands)	2005	2004
Intermediate-Term Bond Account		
Government securities	**$ 233,914**	$ 76,033
Securities lending arrangements:		
Government securities	**33,288**	143,888
Bonds and notes	**16,608**	13,518
Corporate equity securities	**-**	119
Securities lending collateral - cash	**49,327**	146,724
Securities lending collateral - non-cash	**1,810**	13,908
Bonds and notes	**96,275**	120,567
Commingled pension investment funds	**93,157**	64,711
Commingled short-term investment funds	**37,606**	8,187
Foreign currency and cash	**18,275**	6,580
Investment income receivable, net	**2,166**	2,734
Corporate equity securities	**1,600**	1,250
Foreign currency exchange contracts	**26**	(67)
Due to brokers for securities purchased, net	**(94,907)**	(189)
Obligation to return collateral - cash	**(49,327)**	(146,724)
Obligation to return collateral - non-cash	**(1,810)**	(13,908)
	$ 438,008	$ 437,331
U.S. Equity Account		
Corporate equity securities	**$ 282,100**	$ 327,164
Commingled pension investment funds	**342,951**	348,674
Securities lending arrangements:		
Corporate equity securities	**50,975**	64,182
Securities lending collateral - cash	**52,181**	64,648
Securities lending collateral - non-cash	**198**	976
Commingled short-term investment funds	**6,969**	1,306
Investment income receivable, net	**-**	238
Due to brokers for securities purchased, net	**-**	(720)
Obligation to return collateral - cash	**(52,181)**	(64,648)
Obligation to return collateral - non-cash	**(198)**	(976)
	$ 682,995	$ 740,844

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2005	2004
Short-Term Bond Account		
Government securities	$ 28,240	$ 28,010
Securities lending arrangements:		
Government securities	15,671	54,497
Bonds and notes	2,585	6,868
Securities lending collateral - cash	18,666	55,769
Securities lending collateral - non-cash	-	6,833
Bonds and notes	75,443	43,242
Commingled pension investment funds	9,050	4,349
Commingled short-term investment funds	3,711	3,275
Guaranteed investment contracts	-	2,338
Investment income receivable, net	795	802
Due to brokers for securities purchased, net	-	(160)
Obligation to return collateral - cash	(18,666)	(55,769)
Obligation to return collateral - non-cash	-	(6,833)
	$ 135,495	$ 143,221
Alternative Investments Account		
Interests in limited partnerships	$ 23,524	$ 37,078
Commingled short-term investment funds	1,000	540
Commingled pension investment funds	268	368
Investment income receivable, net	8	1
	$ 24,800	$ 37,987
Non-U.S. Equity Account		
Corporate equity securities	$ 97,096	$ 91,317
Commingled pension investment funds	153,094	133,188
Securities lending arrangements:		
Corporate equity securities	17,730	11,049
Securities lending collateral - cash	18,679	11,565
Securities lending collateral - non-cash	-	23
Foreign currency and cash	2,023	1,709
Accrued (expense) income	(184)	219
Commingled short-term investment funds	-	19
Foreign currency exchange contracts	(1)	1
Due to brokers for securities purchased, net	-	(518)
Pending transactions	(317)	-
Obligation to return collateral - cash	(18,679)	(11,565)
Obligation to return collateral - non-cash	-	(23)
	$ 269,441	$ 236,984

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2005	2004
Small-Cap U.S. Equity Account		
Corporate equity securities	$ 75,880	$ 93,416
Commingled pension investment funds	90,268	103,054
Securities lending arrangements:		
Corporate equity securities	40,521	27,682
Securities lending collateral - cash	40,990	27,777
Securities lending collateral - non-cash	651	548
Commingled short-term investment funds	2,364	3,993
Investment income receivable	-	61
Due to brokers for securities purchased, net	-	(306)
Obligation to return collateral - cash	(40,990)	(27,777)
Obligation to return collateral - non-cash	(651)	(548)
	$ 209,033	$ 227,900
Money Market Account		
Commingled short-term investment funds	$ 292,900	$ 253,388
Interest receivable	953	425
	$ 293,853	$ 253,813
S&P 500 Index Account		
Equity index funds	$ 77,058	$ 72,297
Accrued expense	(7)	-
Commingled short-term investment funds	-	4
	$ 77,051	$ 72,301
Lehman Aggregate Index Account		
Bond index funds	$ 16,503	$ 15,059
Accrued expense	(3)	-
Commingled short-term investment funds	-	1
	$ 16,500	$ 15,060
Fluor Common Stock Account		
Corporate equity securities	$ 136,703	$ 108,895
Commingled short-term investment funds	6,098	-
Accrued income	298	-
	$ 143,099	$ 108,895

3. Master Trust Accounts (continued)

Assets (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro rata basis. No such deficiencies were allocated to the Master Trust during the year ended December 31, 2005. At December 31, 2005 and 2004, the fair value of securities loaned by the Master Trust approximated $177,377,000 and $321,803,000, respectively. The fair value of cash collateral held by the Master Trust approximated $179,843,000 and $306,484,000, respectively, and the fair value of non-cash collateral held by the Master Trust approximated $2,659,000 and $22,288,000, respectively, at December 31, 2005 and 2004. Net fees aggregating approximately $663,000 were earned under the lending agreement during the year ended December 31, 2005.

3. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2005 and 2004, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2005		2004	
	%	$	%	$
Intermediate-Term Bond Account	**0.51%**	**$ 2,216,328**	0.51%	$ 2,195,900
U.S. Equity Account	**0.83**	**5,645,016**	0.85	6,239,322
Short-Term Bond Account	**1.39**	**1,888,111**	1.70	2,440,970
Alternative Investments Account	**0.33**	**82,743**	0.32	122,027
Non-U.S. Equity Account	**0.47**	**1,271,920**	0.49	1,161,098
Small-Cap U.S. Equity Account	**0.58**	**1,204,417**	0.57	1,315,832
Money Market Account	**0.82**	**2,399,596**	0.97	2,451,517
Lehman Aggregate Index Account	**0.91**	**149,330**	1.01	151,883
S&P 500 Index Account	**0.86**	**666,366**	1.07	773,936
Fluor Common Stock Account	**1.36**	**1,946,748**	1.45	1,575,284
		$ 17,470,575		$ 18,427,769

3. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the year ended December 31, 2005, is summarized as follows:

(In thousands)	2005
Intermediate-Term Bond Account	
Interest	$ 14,173
Net depreciation including foreign currency translation and transaction gains and losses	(765)
Dividends	211
Other income	394
Investment management and administrative expenses	(1,286)
Net investment income	$ 12,727
U.S. Equity Account	
Net appreciation	$ 44,547
Dividends	3,444
Interest	203
Other income	159
Investment management and administrative expenses	(3,475)
Net investment income	$ 44,878
Short-Term Bond Account	
Interest	$ 5,447
Other income	91
Investment management and administrative expenses	(261)
Net depreciation	(3,012)
Net investment income	$ 2,265
Alternative Investments Account	
Other income	$ 7,586
Net depreciation	(7,167)
Interest	71
Investment management and administrative expenses	(11)
Net investment income	$ 479

3. Master Trust Accounts (continued)

Income (continued)

(In thousands)	**2005**
Non-U.S. Equity Account	
Net appreciation including foreign currency translation and transaction gains and losses	**$ 27,819**
Dividends	**2,060**
Interest	**103**
Other income	**87**
Investment management and administrative expenses	**(1,577)**
Net investment income	**$ 28,492**
Small-Cap U.S. Equity Account	
Net appreciation	**$ 7,752**
Dividends	**812**
Interest	**93**
Other income	**184**
Investment management and administrative expenses	**(1,213)**
Net investment income	**$ 7,628**
Money Market Account	
Interest	**$ 8,477**
Investment management and administrative expenses	**(50)**
Net investment income	**$ 8,427**
S&P 500 Index Account	
Net appreciation	**$ 3,672**
Investment management and administrative expenses	**(27)**
Net investment income	**$ 3,645**
Lehman Aggregate Index Account	
Net appreciation	**$ 418**
Investment management and administrative expenses	**(13)**
Net investment income	**$ 405**
Fluor Common Stock Account	
Net appreciation	**$ 45,854**
Interest	**191**
Dividends	**1,207**
Investment management and administrative expenses	**(16)**
Net investment income	**$ 47,236**

3. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the year ended December 31, 2005, is as follows:

	%	$
Intermediate-Term Bond Account	**0.51%**	**$ 64,618**
U.S. Equity Account	**0.90**	**406,285**
Short-Term Bond Account	**1.47**	**33,271**
Alternative Investments Account	**0.37**	**1,767**
Non-U.S. Equity Account	**0.47**	**135,320**
Small-Cap U.S. Equity Account	**0.79**	**59,944**
Money Market Account	**0.90**	**76,077**
Lehman Aggregate Index Account	**0.82**	**3,324**
S&P 500 Index Account	**1.06**	**38,550**
Fluor Common Stock Account	**1.21**	**570,020**
		$ 1,389,176

3. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the year ended December 31, 2005, are as follows (including realized gains and losses on investments that were both bought and sold during the respective year):

	Intermediate-Term Bond Account	U.S. Equity Account	Short-Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small-Cap U S. Equity Account	S&P 500 Index Account	Lehmann Aggregate Index Account	Fluor Common Stock Account
	(In thousands)								
Government securities	$ (2,001)	$ -	$ (1,012)	$ -	$ -	$ -	$ -	$ -	$ -
Corporate equity securities	(89)	111,047	-	-	61,281	25,141	3,672	-	45,854
Foreign currency forward contracts	582	-	-	-	(20)	-	-	-	-
Bonds and notes	(1,379)	-	(1,837)	-	-	-	-	-	-
Commingled pension investment funds	2,122	(66,500)	(163)	118	(33,442)	(17,389)	-	418	-
Interest in limited partnerships	-	-	-	(7,285)	-	-	-	-	-
Total	$ (765)	$ 44,547	$ (3,012)	$ (7,167)	$ 27,819	$ 7,752	$ 3,672	$ 418	$ 45,854

4. Related Party Transactions

Certain Plan investments in the Short-Term Investment Fund are managed by the Northern Trust Company. The Northern Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are invested in Fluor's common stock. Because Fluor is the Plan sponsor, transactions involving Fluor's common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

5. Differences Between Financial Statements and Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2005	**2004**
Net assets available for benefits per the financial statements	**$ 19,368,529**	$ 19,567,262
Less: Benefits payable	**(19,838)**	(37,854)
Net assets available for benefits Per the Form 5500	**$ 19,348,691**	$ 19,529,408

The following is a reconciliation of benefits, terminations, and withdrawals per the financial statements to the Form 5500:

	Year Ended December 31, 2005
Benefits, terminations, and withdrawals per financial statements	**$ 2,692,402**
Add: Benefits payable at end of year	**19,838**
Less: Benefits payable at beginning of year	**(37,854)**
Benefits, terminations, and withdrawals to participants per the Form 5500	**$ 2,674,386**

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

Supplemental Schedules

TRS 401(k) Retirement Plan

Schedule H; Line 4a – Schedule of Delinquent Participant Contributions

EIN: 57-0785147
Plan: 001

Year ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$ 45	$ 45

TRS 401(k) Retirement Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 57-0785147
Plan: 001

December 31, 2005

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value
Interest-Bearing Cash Fund			
The Northern Trust Company Short-Term Investment Fund *	140,570 shares	**	$ 140,570
Loans			
Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	-	202,898
Mutual Fund Window			
American Investment Co. of America	1,727 shares	**	54,148
Europacific Growth Fund	146 shares	**	5,997
Fidelity Diversified International Fund	578 shares	**	18,807
Fidelity Low Priced Stock Fund	5,513 shares	**	225,138
Fidelity Diversified Growth Fund	3,945 shares	**	113,564

TRS 401(k) Retirement Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) (continued)

EIN: 57-0785147
Plan: 001

December 31, 2005

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value
Mutual Fund Window (continued)			
Neuberger & Berman Equity Trust	10,448 shares	**	$ 507,258
New Perspective Fund	1154 shares	**	33,038
PIMCO Long-Term U.S. Government Fund	3,910 shares	**	43,009
PIMCO FDS PAC Investment Management Services Low Fund	29 shares	**	276
PIMCO FDS PAC Investment Management Services Total Fund	5,069 shares	**	53,223
T. Rowe Price Blue Chip Growth Fund	185 shares	**	6,040
T. Rowe Price International FDS Emerging Market Stock Fund	551 shares	**	14,159
T. Rowe Price Mid-Cap Growth Fund	1,641 shares	**	88,818
T. Rowe Price Mid-Cap Value Fund	2,625 shares	**	61,369
T. Rowe Price Small-Cap Fund	335 shares	**	10,975
Turner Mid-Cap Growth Fund	1,409 shares	**	38,577

TRS 401(k) Retirement Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) (continued)

EIN: 57-0785147
Plan: 001

December 31, 2005

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value
Mutual Fund Window (continued)			
Vanguard Growth Equity Fund	1,397 shares	**	$ 14,556
Vanguard Explorer Fund	62 shares	**	4,640
Vanguard Windsor II Fund	6,702 shares	**	209,958

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8, Nos. 333-63872 and 333-120374) pertaining to the TRS 401(k) Retirement Plan of our report dated June 28, 2006, with respect to the financial statements and schedules of the TRS 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Dallas, Texas
June 28, 2006